HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

December 21, 2022

Evan Ewing

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GeoSolar Technologies, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 2
Filed November 17, 2022
File No. 024-11859

This office represents GeoSolar Technologies, Inc. (the “Company”). The following are the Company’s responses to the comments received from the staff by letter dated December 15, 2022. The numbers below correspond to the paragraph numbers in the staff’s comment letter.

1.	Rialto is not an underwriter as that term is defined in Section 2 of the Securities Act. Rialto will not purchase any securities of the Company nor will Rialto offer or sell any securities of the Company in connection with this offering.

In addition, Rialto is not a participant in any underwriting. In Steven Chios, SEC. Ex. Act Rel. 18,024, 23 Dock. 513 (1981), the Commission reversed a NASD disciplinary action against a broker alleged to have unlawfully distributed unregistered securities on the ground that his role was not substantial enough to consider him a "participant" in the distribution. The Commission explained:

Chios had no contact with any investor. As the NASD's District Committee found, his participation consisted of "introducing ... these partnerships to broker-dealers in Northern California for their perusal." As previously noted, there is no evidence that Chios represented to any broker-dealer or salesman that Cal-Am was a "good deal" or that it was legal. On the contrary, he stated that he himself had not made any investigation of Cal-Am. At most, Chios suggested that Cal-Am might be offering valid tax-shelter programs. He unequivocally left it up to each broker-dealer to make its own investigation and, on the basis thereof, to determine whether or not it wished to offer and sell Cal-Am.

Rialto will not participate in any way in the offering or sale of the Company's securities nor will it identify any potential investors.

2.	In Post-Qualification Amendment No. 3 the Company will remove any disclosure relating to the offering of the Company's common stock to the holders of the Company's convertible notes.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart